News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem US$350,000,000 Floating Rate Subordinated Notes, Series B1, due 2008

TORONTO, February 28, 2003 — On April 9, 2003, Bank of Montreal will redeem all of its US$350,000,000 Floating Rate Subordinated Notes, Series B1, due 2008, which were issued under its Euro Medium Term Note Programme on April 8, 1998.

The Subordinated Notes are redeemable at Bank of Montreal’s option on April 9, 2003 at a redemption price of 100 per cent of their principal amount plus unpaid accrued interest to but excluding the redemption date. Interest on the Subordinated Notes will cease to accrue from and after the redemption date.

Payment of principal and interest will be made to participants of Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme in accordance with their operating procedures.

Bank of Montreal cited the high relative yield to current market rates as the main reason for the redemption.

BMO Financial Group — founded in 1817 as Bank of Montreal, Canada’s first bank — is a highly diversified financial services organization that includes BMO Bank of Montreal, its Canadian retail banking arm; BMO Nesbitt Burns, one of Canada’s largest full-service investment firms; and Chicago-based Harris Bank, a major U.S. mid-west financial services provider.

Contacts: Media Relations Ralph Marranca, Toronto, (416) 867-3996 Ronald Monet, Montreal, (514) 877-1101 Internet: www.bmo.com	Investor Relations Susan Payne, Toronto, (416) 867-6656 Amanda Mason, Toronto, (416) 867-3562